

February 23, 2011

Mr. John A. Kallassy
Treasurer and Chief Financial and Accounting Officer
Speedus Corp.
1 Dag Hammarskjold Blvd.
Freehold, New Jersey 07728

   Re: **Speedus Corp.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 31, 2010
      File No. 0-27582

Dear Mr. Kallassy:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Kevin L. Vaughn
        Accounting Branch Chief